

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Luis Merchan
Chief Executive Officer
Flora Growth Corp.
65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5

> **Re: Flora Growth Corp.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed April 21, 2021**
> **File No. 333-252996**

Dear Mr. Merchan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Amendment No. 4 filed April 21, 2021

Capitalization, page 43

1. Please revise the reference to your consolidated financial statements for the year ended December 31, 2020 being "unaudited".

2. Please provide a column to the capitalization table that will present pro forma, on an as adjusted basis.

       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rebecca G. DiStefano, Esq.